Via EDGAR

November 7, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Amanda Ravitz, Assistant Director
Caleb French

Re:	Second Sight Medical Products, Inc.
Registration Statement on Form S-3
Filed October 31, 2017
File No. 333-221228

Acceleration Request

Requested Date:	November 9, 2017
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Second Sight Medical Products, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-221228) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff of the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes Aaron A. Grunfeld of Law Offices of Aaron A. Grunfeld, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Aaron A. Grunfeld of Law Offices of Aaron A. Grunfeld & Associates, at (310) 788-7577.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Aaron A. Grunfeld via email at agrunfeld@grunfeldlaw.com.

Please direct any questions or comments regarding this acceleration request to Aaron A. Grunfeld at (310) 788-7577.

__________________________

Second Sight Medical Products, Inc.
12774 San Fernando Road
Suite 400
Sylmar, CA 91342
Tel +1 (818) 833-5000- Fax: + 1 (818) 833-5067
www.secondsight.com

Securities and Exchange Commission

Re: Second Sight Medical Products, Inc.

November 7, 2017

Respectfully,

Second Sight Medical Products, Inc.

By: /s/Thomas B. Miller

Thomas B. Miller

Chief Financial Officer

cc:	Aaron A. Grunfeld, Esq.